GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

(Incorporated in the Cayman Islands with limited liability)
(NYSE Ticker: GCDT)

Form of Proxy for Extraordinary General Meeting
to be held on August 10, 2026
(or any adjourned or postponed meeting thereof)

Introduction

This form of proxy is furnished in connection with the solicitation by the board of directors of Green Circle Decarbonize Technology Limited (the "**Company**"), of proxies for the extraordinary general meeting of the Company (the "**EGM**") to be held at 10:00 a.m. on August 10, 2026 (Hong Kong time which is equivalent to Eastern time: 10:00 p.m. on August 9, 2026) at Suites 707-709, 7/F., 12 Taikoo Wan Road, Taikoo, Hong Kong, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the accompanying notice of EGM (the "**EGM Notice**").

The board of directors of the Company has fixed the close of business on July 14, 2026 (Eastern Time) as the record date (the "**Record Date**") for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment or postponement thereof. Holders of record of the Company's issued shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the EGM and any adjournment or postponement thereof.

In respect of the matters requiring shareholders' vote at the EGM, each holder of the Company's shares is entitled to one vote per share. The quorum of the EGM consists of two (2) shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in the Company throughout the meeting. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum shall be present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting. This form of proxy and the accompanying EGM Notice will be first sent to the shareholders of the Company on or about July 17, 2026.

The shares represented by all properly executed proxies returned to the Company in accordance with the existing amended and restated articles of association of the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolution(s). As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation to the Company, which must be received by the Company not less than two (2) hours before the commencement of the EGM (or any adjourned or postponed meeting thereof or the taking of the poll, as the case may be), (ii) submitting a fresh form of proxy bearing a later date, which must be received by the Company not less than 48 hours before the time appointed for the holding of the EGM (or any adjourned or postponed meeting thereof), or (iii) by voting in person at the EGM.

To be valid, this form of proxy must be completed, signed and returned to the Company by email to dr.richardchan@gmail.com or by delivery to the principal office of the Company located at Flat 1809, Prosperity Place, 6 Shing Yip Street, Kwan Tong, Kowloon, Hong Kong **as soon as possible so that it is received by the Company no less than 48 hours before the time appointed for the holding of the EGM.**

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: GCDT)

Form of Proxy for Extraordinary General Meeting

to be held on August 10, 2026

(or any adjourned or postponed meeting thereof)

I/We, ____

Please Print Name(s)

of ____

Please Print Address(es)

the undersigned, being the registered holder(s) of[Note 1] ____________________ shares, par value US$0.001 per share, of Green Circle Decarbonize Technology Limited (the "**Company**"), hereby appoint the Chairman of the Extraordinary General Meeting[Note 2] or __________________ of ____ as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) or postponement(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS (Note 5)	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.	To approve an increase of authorized share capital of the Company by way of an ordinary resolution.			
2.	To approve the re-classification of share capital of the Company into class A ordinary shares and class B ordinary shares and adoption of an amended and restated memorandum and articles of association of the Company by way of a special resolution.			
3.	To approve a share consolidation of the shares of the Company by way of an ordinary resolution.			

Dated _______________, 2026 Signature(s)[Note 4] ____________________

1 Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 If any proxy other than the Chairman is preferred, strike out the words "**the Chairman of the Extraordinary General Meeting or**" and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. **ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.**

3 **IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "FOR." IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED "AGAINST." IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED "ABSTAIN."** Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.

4 This form of proxy must be signed under hand by you or your attorney duly authorized in writing or, in the case of a corporation, must be executed under its common seal or under the hand of an officer, attorney or other person duly authorized to sign the same.

5 Please refer to the Notice of the Extraordinary General Meeting for full text of the proposals.